Snackrilege Foods LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Commissary Income	38,412.14
Paypal Sales	830.10
Sales Discounts	-1,986.75
Sales of Product Income	325,763.75
Unapplied Cash Payment Income	0.00
Uncategorized Income	509.17
Total Income	**$363,528.41**
Cost of Goods Sold	
Cost of Goods Sold	19,645.50
Delivery	23,942.51
Event Fees	849.75
Food	99,273.66
Merchandise	2,671.74
Merchant Account Fees	987.34
Packaging	16,798.22
Total Cost of Goods Sold	**164,168.72**
Total Cost of Goods Sold	**$164,168.72**
GROSS PROFIT	**$199,359.69**
Expenses	
Advertising and Promotion	2,096.63
Automobile Expense	
Fuel	2,043.88
License & Permits	150.74
Parking	25.00
Repairs & Maintenance	762.63
Total Automobile Expense	**2,982.25**
Bank Service Charges	6.62
Business Licenses and Permits	931.00
Charitable Contributions	1,748.25
Contract labor	9,712.71
Depreciation Expense	9,035.00
Dues and Subscriptions	1,303.10
Insurance Expense	6,091.53
Interest Expense	1,314.30
Meals	823.12
Payroll Expenses	
PR Processing Fees	2,441.49
Simple ER Cost	129.41
Taxes	10,624.72

Snackrilege Foods LLC

Profit and Loss
January - December 2020

	TOTAL
Wages	114,787.73
Total Payroll Expenses	**127,983.35**
Professional Fees	
Accounting	5,550.00
Legal	565.47
Total Professional Fees	**6,115.47**
Rent Expense	55,321.85
Repairs and Maintenance	3,185.87
Research & Development	11,065.12
Smallwares	1,703.89
Supplies	
Kitchen	6,936.05
Office	6,353.98
Total Supplies	**13,290.03**
Taxes Paid	765.22
Travel Expense	10,420.89
Uniforms and Laundry	1,973.27
Utilities	6,959.15
Website	428.58
Total Expenses	**$275,257.20**
NET OPERATING INCOME	**$ -75,897.51**
Other Income	
EIDL Grant	5,000.00
Go Fund Me	984.90
Interest Earned	70.25
Total Other Income	**$6,055.15**
NET OTHER INCOME	**$6,055.15**
NET INCOME	**$ -69,842.36**

Snackrilege Foods LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank	0.50
OnPoint Checking 5283-22	5,172.60
OnPoint Kitchen Account	610.39
OnPoint Savings 5283-1	68,781.02
PayPal	0.00
Total Bank Accounts	**$74,564.51**
Accounts Receivable	
Accounts Receivable	28,703.65
Total Accounts Receivable	**$28,703.65**
Other Current Assets	
Inventory Asset	0.00
Inventory Food	1,500.00
Security Deposits Asset	3,230.00
Undeposited Funds	136.50
Total Other Current Assets	**$4,866.50**
Total Current Assets	**$108,134.66**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-9,035.00
Food Cart	0.00
Furniture and Equipment	9,035.00
Total Fixed Assets	**0.00**
Total Fixed Assets	**$0.00**
Other Assets	
Retainer	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$108,134.66**

Snackrilege Foods LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Capital One Credit Card 9672	2,768.92
Total Credit Cards	**$2,768.92**
Other Current Liabilities	
Payroll Liabilities	
Net Clearing	0.00
Taxes	0.00
Total Payroll Liabilities	**0.00**
Rents Held in Trust	2,100.00
Square Tips	0.00
Total Other Current Liabilities	**$2,100.00**
Total Current Liabilities	**$4,868.92**
Long-Term Liabilities	
EIDL Loan	141,200.00
Loan from New Seasons	17,000.00
PPP Loan (deleted)	27,255.00
Total Long-Term Liabilities	**$185,455.00**
Total Liabilities	**$190,323.92**
Equity	
Opening Balance Equity	26,103.50
R McCallard Draws	-38,450.40
Net Income	-69,842.36
Total Equity	**$ -82,189.26**
TOTAL LIABILITIES AND EQUITY	**$108,134.66**

Snackrilege Foods LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-69,842.36
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-957.26
Inventory Asset	0.00
Security Deposits Asset	-2,830.00
Capital One Credit Card 9672	-6,392.32
Rents Held in Trust	2,100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,079.58**
Net cash provided by operating activities	**$ -77,921.94**
INVESTING ACTIVITIES	
Fixed Assets:Accumulated Depreciation	9,035.00
Fixed Assets:Furniture and Equipment	-6,844.00
Net cash provided by investing activities	**$2,191.00**
FINANCING ACTIVITIES	
Earthly Gourmet Loan (deleted)	-2,142.60
EIDL Loan	141,200.00
Loan from New Seasons	17,000.00
Loan Payable (deleted)	-5,000.00
PPP Loan (deleted)	27,255.00
Opening Balance Equity	19,645.50
R McCallard Draws	-53,012.29
Net cash provided by financing activities	**$144,945.61**
NET CASH INCREASE FOR PERIOD	**$69,214.67**
Cash at beginning of period	5,486.34
CASH AT END OF PERIOD	**$74,701.01**